Exhibit 99.1

Aurora Cannabis Announces Results of 2022 Annual General and Special Meeting

NASDAQ | TSX: ACB

EDMONTON, AB, Nov. 14, 2022 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, is pleased to announce the voting results from its Annual General and Special Meeting of Shareholders (the "Meeting") held today, Monday, November 14, 2022 by virtual webcast. The total number of shares represented by shareholders present in person and by proxy at the Meeting was 92,937,078, representing 30.93% of Aurora's issued and outstanding common shares as of the record date.

All of the matters put forward before shareholders for consideration and approval, as set out in the Company's Management Information Circular dated September 30, 2022, were approved by the requisite majority of votes cast at the Meeting. The details of the voting results for the election of directors are set out below:

Nominee	Votes For	Votes Withheld / Abstain
Ron Funk	24,462,448 (79.57%)	6,281,370 (20.43%)
Miguel Martin	28,454,962 (92.56%)	2,288,854 (7.44%)
Michael Singer	28,319,289 (92.11%)	2,424,527 (7.89%)
Norma Beauchamp	25,670,069 (83.50%)	5,073,748 (16.50%)
Shan Atkins	21,660,552 (70.45%)	9,083,265 (29.55%)
Theresa Firestone	25,747,470 (83.75%)	4,996,347 (16.25%)
Adam Szweras	25,955,096 (84.42%)	4,788,720 (15.58%)
Lance Friedmann	24,445,338 (79.51%)	6,298,478 (20.49%)
Chitwant Kohli	28,535,604 (92.82%)	2,208,213 (7.18%)

Shareholders also approved the following matters:

  the appointment of KPMG LLP as auditors of the Company for the ensuing year;
  amendments to the Company's stock option plan, restricted share unit plan, performance share unit plan and deferred share unit plan; and
  a non-binding advisory resolution on the Company's approach to executive compensation.

The Company has filed a report of voting results on all resolutions voted on at the Meeting under its profile on www.sedar.com.

About Aurora

Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co. Aurora also has a controlling interest in Bevo Farms, North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward-looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 20, 2022 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov.  The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & Public Relations, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 18:09e 14-NOV-22